Exhibit 99.1

PRESS RELEASE

ERYTECH Announces Filing of 2021 Universal Registration Document and 2021 Annual Report on Form 20-F, as well as its 2022 financial calendar

Cambridge, MA (U.S.) and Lyon (France), April 28, 2022 – ERYTECH Pharma (Euronext Paris: ERYP - Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced that it had filed its 2021 Universal Registration Document for the year ended December 31, 2021, including the management report and the annual financial report with the “Autorité des Marchés Financiers” (AMF) and its Annual Report on Form 20-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission (SEC), as well as its 2022 financial calendar.

These documents can be accessed on the Investors section of the Company’s corporate website (www.erytech.com). In addition, the Universal Registration Document is available on the website of the AMF (www.amf-france.org) and the Annual Report on Form 20-F is also available on the website of the SEC (www.sec.gov). Printed copies of these documents are also available free of charge, by sending a postal request to the registered offices of ERYTECH Pharma, Bâtiment Bioserra, 60 Avenue Rockefeller, 69008 in Lyon (France).

Financial Calendar 2022*

▪Business Update and Financial Highlights for the First Quarter of 2022: May 12, 2022 (after U.S. market close), followed by a conference call & webcast on May 13, 2022 (2:30pm CET/8:30am ET)

▪Shareholders’ Meeting: June 24, 2022 at 9.00am CET - Paris

▪Business Update and Financial Highlights for the Second Quarter & First Half of 2022: September 12, 2022 (after U.S. market close), followed by a conference call & webcast on September 13, 2022 (2:30pm CET/8:30am ET)

▪Business Update and Financial Highlights for the Third Quarter of 2022: November 8, 2022 (after U.S. market close), followed by a conference call & webcast on November 9, 2022 (2:30pm CET/8:30am ET)

(*) : Information subject to change.

About ERYTECH and GRASPA®

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase (GRASPA®), which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. The proof of concept of eryaspase as a cancer metabolism agent was established in different trials in acute lymphoblastic leukemia (ALL) and pancreatic cancer. An investigator sponsored Phase 2 trial (IST) evaluating the use of eryaspase in ALL patients who developed hypersensitivity reactions to pegylated asparaginase recently reported positive results, based on which the Company intends to request approval in the United States and potentially other territories. The Company is also pursuing a Phase 1 investigator-sponsored clinical trial in first-line pancreatic cancer.

Eryaspase received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the treatment of advanced pancreatic cancer and treatment of acute lymphoblastic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase. The FDA and the European Medicines Agency have granted eryaspase orphan drug status for the treatment of pancreatic cancer and ALL. Eryaspase is not an approved medicine.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States through its long-term supply agreement with Catalent, operating from ERYTECH’s former GMP facility in Princeton, New Jersey, USA.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu